Exhibit 19.1

ZURA BIO LIMITED INSIDER TRADING POLICY

I.Purpose

This Insider Trading Policy (this “Policy”) states the policy with respect to transactions in the securities of Zura Bio Limited (the “Company”), and the handling of confidential information about the Company and other companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) trading in securities of that company or (ii) providing material nonpublic information to other persons who may trade on the basis of that information (“tipping”).

II.Persons Subject to the Policy

This Policy applies to all members of the Company’s Board of Directors (collectively, “directors” and each, a “director”), officers (which means “officers” as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and employees of the Company and its subsidiaries, as well as other persons as determined by the Company who have access to material nonpublic information about the Company , such as contractors or consultants (collectively, the “Covered Persons” and each a “Covered Person”). This Policy also applies to any Covered Person’s family members, other members of that person’s household, and entities whose transactions in securities are controlled by that person, as described below under “Transactions by Related Persons and Others” and “Transactions by Entities That You Direct or Control.”

III.Transactions Subject to the Policy

This policy applies to all transactions in the Company’s securities, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. Accordingly, for purposes of this policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of the Company’s shares in the public market but also any other purchases, sales, transfers, gifts or other acquisitions and dispositions of ordinary shares, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities. Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy. This Policy similarly applies to transactions in or relating to the securities of other publicly traded companies, as described below under “Trading in Securities of Other Companies.”

IV.Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Related Persons or Controlled Entity (each as defined below) whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Administrator (as defined below) or any other officer, employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below under “Consequences of Violations.”

V.Administration of the Policy

The “Administrator” of this Policy is the Company’s General Counsel, or such other individual designated by the Company’s Board of Directors from time to time.

VI.Principal Statement of Policy

(a)Trading in Company Securities and Disclosure of Nonpublic Information. No director, officer or other employee of the Company (or any other person designated by this Policy or by the Administrator as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly or indirectly through family members or other persons or entities:

(i)engage in any transactions in Company Securities, except as otherwise specified in this Policy under the heading “Limited Exceptions;”

(ii)recommend the purchase or sale of any Company Securities;

(iii)disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or to persons outside of the Company, including, but not limited to, family, friends, business associates, investors and consultants, except as required in the performance of regular corporate duties and only to the extent appropriate confidentiality protections are effective and the disclosure conforms to Company policies; or

(iv)assist anyone engaged in the above activities.

(b)Trading in Securities of Other Companies. No director, officer or other employee of the Company (or any other person designated by this Policy or by the Administrator as subject to this Policy) who, in the course of your relationship with the Company, learns of material nonpublic information about a publicly traded company with which the Company does or intends to do business, including a customer, supplier, service provider or collaborator of the Company, may trade in that company’s securities.

(c)No Exceptions. There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excluded from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

VII.Definition of Material Nonpublic Information

(a)Material Information. Information is considered “material” if it would influence a reasonable investor to buy, hold or sell securities. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	operating or financial results or projections, including earnings guidance;
●	analyst upgrades or downgrades of the Company or one of its securities;
●	corporate transactions, such as mergers, acquisitions or restructurings;
●	dividend, share repurchase or recapitalization matters;
●	debt or equity financing matters;
●	regulatory matters;
●	clinical results or trial data;
●	a change in the Board of Directors or senior management;
●	a change in auditors or disagreements with auditors;
●	impending bankruptcy or the existence of severe liquidity problems;
●	litigation or regulatory proceedings and investigations;
●	the imposition of a ban on trading in Company Securities or other securities;

●	intellectual property and other proprietary information; and
●	significant corporate developments, including with respect to research and development activities.

(b)Nonpublic Information. Information is considered “nonpublic” if that information has not been broadly disclosed to the marketplace, such as by press release or a filing with the U.S. Securities and Exchange Commission (the “SEC”), and/or the investing public has not had time to fully absorb that information. Nonpublic information may include:

●	information available to a select group of persons subject to confidentiality obligations to the Company;
●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
●	information that has been entrusted to the Company on a confidential basis.

As a general rule, information should not be considered fully absorbed by the investing public until the second business day after the day on which the information is released. If, for example, the Company makes an announcement at 9 am ET on Monday, a person subject to this Policy should not trade in Company Securities until the market opens on Wednesday. If such an announcement were made at 6 pm ET on Monday, the person subject to this Policy should not trade in Company Securities until the market opens on Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply.

VIII.Transactions by Related Persons and Others

This Policy applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your direct or control, such as parents or children who consult with you before they trade in Company Securities (collectively, “Related Persons”). You are responsible for the transactions of your Related Persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

IX.Transactions by Entities That You Direct or Control

This Policy applies to any entities that you direct or control, including any corporations, partnerships or trusts (collectively, “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

X.Limited Exceptions

This Policy does not apply in the case of the following transactions (although these transactions may nevertheless be subject to the requirements of Section 16 of the Exchange Act, applicable to directors and executive officers):

(a)Option Exercises. This Policy does not apply generally to the exercise of an option, including a cashless exercise solely through the Company or the exercise of a tax withholding right through the Company to satisfy tax withholding requirements. However, this Policy does apply to any sale of shares received upon exercise of an option, including any deemed sale caused by an election to make a cashless exercise through a broker, or any other market sale for the purpose of generating the cash necessary to pay the option exercise price and changes to the instructions regarding the level of withholding contributions that are used to purchase shares. This Policy also applies to an employee’s initial election to participate in the Company’s Employee Stock Purchase Plan (“ESPP”), changes to an employee’s election to participate in the ESPP for any enrollment period and to the subsequent sale of shares acquired pursuant to the ESPP.

(b)Sell-to-Cover Transactions. This policy does not apply to the sale of shares for the limited purpose of covering tax withholding obligations (and any associated broker or other fees) (a “sell-to-cover transaction”), provided that, (i) if required by the Company, prior to such sale, you irrevocably elect to sell such shares to cover tax withholding obligations in a manner approved by the Company or (ii) such sell-to-cover transaction is effected pursuant to a sell-to-cover program mandated by the Company.

(c)Sales in a Registered Public Offering.  This policy does not apply to sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws.

(d)Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Administrator and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans.” In general, to ensure that a Rule 10b5-1 Plan is entered into at a time when the person entering into the plan is not aware of material nonpublic information, it must be entered into during an Open Trading Window (as defined below). Any Rule 10b5-1 Plan must be submitted for approval at least five business days prior to the entry into the Rule 10b5-1 Plan.

(e)401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to any Company fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of any Company fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of any Company fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to any Company fund.

XI.Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, it is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

(a)Inherently Speculative Transactions.  No Covered Person may engage in short sales, transactions in put options, call options or other derivative securities on an exchange or in any other organized market, or in any other inherently speculative transactions with respect to the Company’s shares.

(b)Hedging Transactions.   Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a Covered Person to continue to own the Company’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Covered Person may no longer have the same objectives as the Company’s other shareholders. Therefore, Covered Persons are prohibited from engaging in any such transactions.

(c)Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company’s securities, Covered Persons are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan.

(d)Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as discussed above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on the Company’s securities. If a Covered Person determines that they must use a standing order or limit order (other than under an approved Rule 10b5-1 Plan, as discussed above), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to the “Quarterly Trading Restrictions” and “Event-Specific Trading Restriction Periods” provisions below.

XII.Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

(a)Pre-Clearance Procedures. No director, officer or designated employees or other persons of the Company and its subsidiaries, or the Related Persons and Controlled Entities of such persons (“Restricted Persons”), may engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Administrator. The list of Restricted Persons is updated periodically by the Administrator. You will be notified by the Administrator if you are considered a Restricted Person for purposes of this Policy. Restricted Persons should submit a request for pre-clearance to the Administrator at least two business days in advance of the proposed transaction. The Administrator is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a Restricted Person seeks pre- clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Administrator. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions (e.g., an open market sale would be “opposite” any open market purchase, and vice versa) within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

A request for pre-clearance must be made in writing, preferably by submission of a completed Request for Pre-Clearance in the form of EXHIBIT A to this Policy. Pre-cleared transactions should be effected promptly, but by no later than two business days from the date of the Request for Pre-Clearance. Requestors are required to refresh the request for pre-clearance if a pre-cleared transaction is not effected within the prescribed two business days.

Furthermore, requestors must immediately notify the Administrator following the execution of any transaction.

(b)Quarterly Trading Restrictions. Restricted Persons may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy) except during an Open Trading Window. An “Open Trading Window” generally begins after two full trading days have elapsed since the public dissemination of the Company’s quarterly (or annual) earnings and ends 15 calendar days prior to the end of the then current quarter. The Administrator will notify Restricted Persons of the opening and closing of the trading window.

(c)Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few individuals. So long as the event remains material and nonpublic, the persons designated by the Administrator may not trade Company Securities. In addition, material developments impacting the Company may occur in a particular fiscal quarter that, in the judgment of the Administrator, make it advisable that designated persons should refrain from trading in Company Securities even during the ordinary Open Trading Window described above. In that situation, the Administrator may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or the closing of the Open Trading Window will be announced by the Administrator to persons designated by the Administrator. Even if the Administrator has not designated you a person who should not trade due to an event-specific restriction, you may not trade while aware of material nonpublic information.

(d)Exceptions.

(i)The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Limited Exceptions,” nor do they apply to an election to participate in an employer plan during an open enrollment period.

(ii)The Administrator in his or her discretion may approve other or further exceptions to these requirements on a case-by-case basis in extraordinary circumstances. Any request for an exception pursuant to this paragraph must be submitted in advance and in writing, and any approval must be in writing.

XIII.Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Additional Procedures” above and applicable to directors and certain executives will continue to apply for a period of six months after a termination of service, in order to facilitate compliance with Section 16 of the Exchange Act.

XIV.Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, up to and including termination of employment, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XV.Reporting of Violations

Any person who violates this Policy or any federal or state law governing insider trading or tipping, or who knows of or reasonably suspects any such violation by another person, should report the matter immediately to his or her supervisor and/or to the Administrator identified in Section 5. Employees are obligated to report suspected and actual violations of Company policy or the law. Doing so brings the concern into the open so that it can be resolved quickly and more serious harm can be prevented. Failure to do so could result in disciplinary action up to and including termination of employment.

If you encounter a situation or are considering a course of action and its appropriateness is unclear, do not hesitate to reach out the Administrator with any questions; even the appearance of impropriety can be very damaging and should be avoided, and the Administrator may be in the best position to provide helpful information or other resources.

XVI.Certification

All persons subject to this Policy may be required to certify and re-certify, from time to time, their understanding of, and intent to comply with, this Policy.

XVII.Amendment

This Policy may be amended by the Board of Directors or any committee or designee to which the Board of Directors delegates this authority.

The Administrator has the authority to make determinations under, and interpretations of, this Policy, as specified in this Policy under the heading “Administration of the Policy.” In addition, the Administrator is authorized to approve amendments to this Policy that: (i) correct obvious errors (e.g., typographical or grammatical errors); (ii) are necessitated by changes in legal requirements; (iii) are necessary to clarify the meaning of this Policy; or (iv) are administrative in nature, such as the provisions of this Policy under the heading “Additional Procedures.”

Effective: March 27, 2023

Amended and Restated: March 24, 2025

Exhibit A

Request for Pre-Clearance⁎

For pre-clearance to transact in Company Securities.

Upon executing a transaction, Restricted Persons must immediately notify the Company.

Transaction Vehicle (check one)	Transaction Initiated By (check one)
◻ Open Market Transaction	◻ Employee or immediate family member directly
◻ Equity Compensation Plan	◻ Court or government decree (e.g., divorce decree)
◻ Other (specify):	◻ Broker (provide name, firm, telephone and e-mail):
Type of Transaction (check one)
◻ Purchase or acquire Company Securities
◻ Sell or dispose of Company Securities
◻ Move Company Securities from one account to another (e.g., in or out of a trust)
◻ Dispose of fractional shares
◻ Pledge Company Securities for margin account, or otherwise
◻ Exercise options without subsequent sale
◻ Exercise options with subsequent sale (e.g., a “cashless exercise”)
Other (describe):
Transaction Detail (provide the following information)
Number of securities:
Estimated share price:
Contemplated execution date:
Date of your last “opposite way” transaction⁎⁎:

Certification

I certify that I have fully disclosed the information requested in this form, I have read the Zura Bio Limited Insider Trading Policy, I am not in possession of material nonpublic information, and to the best of my knowledge and belief the proposed transaction will not violate the Zura Bio Limited Insider Trading Policy.

(Sign Above)

(Print Name Above)

(Date)

⁎ Capitalized terms used but not defined herein have the meanings ascribed to them in the Zura Bio Limited Insider Trading Policy.

⁎⁎ If a Section 16 insider buys and sells (or sells and buys) Company Securities within a six-month time frame and such transactions are not exempt under SEC rules, the two transactions can be “matched” for purposes of Section 16. The insider may be sued and will be strictly liable for any profits made, regardless of whether the insider was in possession of material nonpublic information.